19011142

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-69505

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2018 (MM/DD/YY) AND ENDING 09/30/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Charles Towne Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 East Bay Street, Suite 405
(No. and Street)

Charleston (City) SC (State) 29403 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Ilario 704-516-1836
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jerome Davies, C.P.A., P.C.
(Name – *if individual, state last, first, middle name*)

3065 Sandy Plains Rd (Address) Marietta (City) GA (State) 30066 (Zip Code)

Securities and Exchange Commission
Trading and Markets

NOV 29 2019

RECEIVED

SEC
Mail Processing
Section
NOV 29 2019
Washington DC
415

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Scott Ilario, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Charles Towne Securities, LLC, as of September 30 2019 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MANUEL MONTES
My Commission Expires
NOTARY PUBLIC
03-12-2020
STATE OF SOUTH CAROLINA

Notary Public

Signature

Chief Executive Offi er
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Charles Towne Securities, LLC
(A wholly owned subsidiary of Charles Towne Holdings, LLC)

Financial Statements and Supplemental Disclosures

September 30, 2019

(With report of Independent Registered Public Accounting Firm)

JDCPA
Jerome Davies, CPA, P.C.

3605 Sandy Plains Rd.
Suite 240-480
Marietta, GA 30066
(347) 512-6085

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Charles Towne Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Charles Towne Securities, LLC (the Company) as of September 30, 2019, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Charles Towne Securities, LLC as of September 30, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in schedules I through III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in schedules I through III is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2017.

Jerome Davies, CPA, P.C.

Marietta, Georgia
November 22, 2019

Charles Towne Securities, LLC
Statement of Financial Condition
As of September 30, 2019

ASSETS		
Cash	$	34,502
Accounts Receivable		64,178
Deposits		4,223
TOTAL ASSETS		102,903
LIABILITIES & MEMBER'S EQUITY		
Liabilities		
Accounts Payable	$	450
Commissions Payable		67,999
Total Liabilities		68,449
Member's Equity		34,454
TOTAL LIABILITIES & MEMBER'S EQUITY		102,903

The accompanying notes are an integral part of these financial statements.

Charles Towne Securities, LLC
Statement of Operations
For the Year Ended September 30, 2019

Revenue		
Investment Banking Fees		800,854
Other Income-Fees from Registered Representatives		53,902
Total Revenue		854,756
Expenses		
Compensation		780,984
Regulatory Fees		22,828
Professional Services		7,659
Technology and Communications		4,137
Occupancy		30,926
Other Operating		13,609
Total Expenses		860,143
Net Loss	$	(5,387)

The accompanying notes are an integral part of these financial statements.

Charles Towne Securities, LLC
Statement of Changes in Member's Equity
For the Year Ended September 30, 2019

Member's Equity at September 30, 2018	$	10,408
Member's Contributions		29,433
Net Loss		(5,387)
Member's Equity at September 30, 2019	$	34,454

The accompanying notes are an integral part of these financial statements.

Charles Towne Securities, LLC
Statement of Cash Flows
For the Year Ended September 30, 2019

OPERATING ACTIVITIES		
Net Loss		(5,387)
Adjustments to reconcile net loss to net cash used by operating activities:		
Increase in Accounts Receivable		(40,685)
Decrease in Prepaid Expenses		294
Increase in Deposits		(4,223)
Decrease in Accounts Payable		(2,006)
Increase in Commissions Payable		45,499
Net Cash Used by Operating Activities		(6,508)
FINANCING ACTIVITIES		
Member Contributions		29,433
Net Cash Provided by Financing Activities		29,433
Net Increase in Cash		22,925
Cash at Beginning of Period		11,577
Cash at End of Period	$	34,502

The accompanying notes are an integral part of these financial statements.

Charles Towne Securities, LLC
Notes to Financial Statements
September 30, 2019

Notes to Financial Statements

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Charles Towne Securities, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides private placements and M&A advisory services to various companies in the United States. The Company signed its membership agreement with FINRA on September 4, 2015. The Company is a single-member limited liability company wholly- owned by Charles Towne Holdings, LLC ("Holdings"). The Company was previously owned by Alchemy Global Holdings, LLC ("AGH") and on January 1, 2018 the Company became a wholly owned subsidiary of Holdings by a transfer of ownership interests from AGH to Holdings. Concurrent with the change of ownership, the Company changed its name from Alchemy Securities, LLC to Charles Towne Securities, LLC. As a limited liability company, the member's liability is limited to their investment.

A summary of the Company's significant accounting policies follows:

Basis of accounting: The Company prepares its financial statements on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP). Under the accrual basis of accounting, revenues are recognized when they are earned, and expenses are recognized when the underlying obligations have been incurred.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable: Accounts receivables are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Accounts receivable at September 30, 2019 are believed to be fully collectible; accordingly, no allowance for doubtful accounts is reflected in the accompanying financial statements.

Revenue recognition: On October 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to ASU (collectively "ASC 606"), which creates as a single framework for recognizing revenue from contracts with customers that is within its scope.

Pursuant to ASC 606, the Company recognizes revenue when it satisfies its performance obligation by transferring control over goods or service to a customer.

Revenue from contracts with customers includes investment banking fees which consist of private placement and merger and acquisitions (M & A) advisory fees services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue for investment banking services is generally recognized at the point in time that performance under the arrangement is completed or the contract is cancelled. However, for certain contracts, revenue is recognized over time in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue would be reflected as contract liabilities (unearned revenue).

Application of the standard using the modified retrospective approach had no effect on reported financial position, results of operations or related disclosures.

Subsequent Events: The Company has evaluated its subsequent events through the date that the accompanying financial statements were issued. The Company had no material subsequent events requiring an adjustment to or disclosure in the financial statements.

New Accounting Pronouncements: In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for report periods beginning after December 15, 2018. A lessee will be required to recognize on the balance sheet the assets and liabilities for leases with lease terms of more than 12 months. Management is evaluating the effect this pronouncement will have on the financial statements and related disclosures.

Note 2. Income Tax Status

As a single-member limited liability company, the Company is treated as a "disregarded entity" for income tax purposes. Thus, for federal income tax purposes, the Company is accounted for as a division of Holdings and does not file separate tax returns. The Company's financial activity is reported in conjunction with the federal and state income tax filings of Holdings. Therefore, no income tax liability nor provision expense has been recognized as the members of Holdings are individually liable for income taxes, if any, on their share of Holdings' net income or loss.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10. Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return.

Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment or material accrual to the financial statements to comply with the provisions of this guidance.

Note 3. Net Capital Requirement

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

Rule 15c3-1 also requires that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2019, the Company had net capital of $12,053, which was $7,053 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 5.68 to 1.

Note 4. Concentrations

The Company maintains principally all cash balances in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institution. The Company has not incurred any losses on this account. At September 30, 2019, the amount in excess of insured limits was $0.

The Company earned 74% of its revenue from three customers, including one customer comprising 47% of revenue.

Note 5. Lease

The Company rents office space pursuant to an operating lease that commenced March 1, 2019 and ends November 2021. Rent expense for the year ended September 30, 2019 was $30,926 and is included as occupancy on the accompanying statement of operations.

The Company commitment under the operating lease through years ended September 30 is as follows:

2020	$ 50,679
2021	$ 50,679
2022	$ 8,447
Total	$109,805

Charles Towne Securities, LLC
Schedule I
Computation of Net Capital Under SEC Rule 15c3-1
September 30, 2019

Net Capital

Member's Equity	$	34,454
Less Nonallowable Assets:		
Accounts Receivable-Net of related commissions payable		18,178
Deposit		4,223
Net Capital	$	12,053
Aggregate Indebtedness	$	68,449

Computation of Basic Net Capital Requirements

Minimum net capital requirement (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Excess Net Capital	$	7,053
Ratio of Aggregate Indebtedness to Net Capital		5.68 to 1

Note: There is no material difference between Net Capital as computed above and the company's computation as shown on its amended FOCUS Report form X-17A-5 Part II-A dated September 30, 2019.

Charles Towne Securities, LLC
Supplemental Schedule II
Other Information
September 30, 2019

II - COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Companies activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(i).

Charles Towne Securities, LLC
Supplemental Schedule III
Other Information
September 30, 2019

III - INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Companies activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(i).

JDCPA
Jerome Davies, CPA, P.C.

3605 Sandy Plains Rd.
Suite 240-480
Marietta, GA 30066
(347) 512-6085

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Charles Towne Securities, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report, in which (1) Charles Towne Securities, LLC (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jerome Davies, CPA, P.C.

Marietta, Georgia
November 22, 2019

Charles Towne Securities, LLC
Statement of Exemption
September 30, 2019

Charles Towne Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claims an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provision") and (2) the Company met the exemption provision throughout the year ended September 30, 2019 without exception.

Charles Towne Securities, LLC

I, Scott Ilario, swear (or affirm) that to the best of my knowledge and belief, this Exemption Report is true and correct

Scott Ilario

Date: November 18, 2019